Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES
RESTRUCTURING OF RELATED-PARTY DEBT AND
DATE OF SPECIAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, October 21, 2022 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has completed a restructuring of the debt held by Mango Shipping Corp. (“Mango Shipping”), an affiliate of Aliki Paliou, the Company’s Chairperson. In the transaction, the Company issued Series C Preferred Shares in a private placement in exchange for all outstanding Series B Preferred Shares held by Mango Shipping and the forgiveness of principal in the amount of approximately $4.9 million under its $5.0 million unsecured credit facility with Mango Shipping maturing in March 2023 and bearing interest at 9.0% per annum. The Company subsequently repaid the remaining amounts due and terminated the credit facility with Mango Shipping. The restructuring of the debt and the private placement was approved by a special committee of the Company’s independent directors. Except with respect to the timing of the transaction, the transaction terms, including the reduction of principal under the unsecured credit facility, are the same as the terms on which Mango Shipping was expected to convert its Series B Preferred Shares into Series C Preferred Shares in February 2023, pursuant to its conversion right under the Series B Preferred Shares and the terms of the existing unsecured credit facility.

According to the terms of the existing Series B Preferred Shares, during a 30-day conversion period expected to commence in February 2023, each Series B Preferred Share is convertible into two Series C Preferred Shares upon payment of a conversion price of $7.50 per Series B Preferred Share converted. The amount of principal forgiven under the Mango Shipping credit facility was equal to the aggregate conversion price of the number of Series B Preferred Shares exchanged in the private placement by Mango Shipping for twice such number of newly-issued Series C Preferred Shares. Certain terms of the newly-issued Series C Preferred Shares, including with respect to dividends, conversion into common shares beginning in April 2023, and voting rights on all matters submitted to a vote of our common shareholders, are set forth in the Series B Preferred Shares and previously disclosed in the Company’s filings with the Securities and Exchange Commission. See the Company’s most recent Annual Report on Form 20-F and Form 6-K filed on the date hereof for a complete description of the terms of the Series C Preferred Shares.

Subsequent to the transaction with Mango Shipping, the Company’s Board of Directors declared a record date of October 17, 2022 for a special meeting of shareholders to be held on November 7, 2022.

Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“As previously disclosed, Mango Shipping had expressed its intention to convert its Series B Preferred Shares into Series C Preferred Shares during the 30-day conversion period expected to commence in February 2023. The earlier exchange of Series B for Series C Preferred Shares on the same terms and upon payment of the same conversion price merely brings forward the effect of this conversion. The remaining holders of Series B Preferred Shares will be able to convert their Series B Preferred Shares into Series C Preferred Shares with the same terms during the 30-day conversion period expected to commence in February 2023. Executing this transaction now has allowed us to retire the $5 million credit facility with a near-term maturity with minimal cash expense and also benefits the Company by helping to establish a quorum at our upcoming special meeting of shareholders without delay. The only item on the meeting’s agenda is to permit our Board of Directors to approve reverse stock splits when the Board deems it necessary, which may include a reverse stock split to enable the Company to maintain compliance with Nasdaq’s minimum bid price requirement, for which we previously received a notice of deficiency from Nasdaq. We are committed to maintaining our Nasdaq listing for the benefit of our shareholders and ensuring that the shareholders meeting does not need to be adjourned or postponed due to lack of a quorum is very important to the Company, especially given recent volatility in the markets.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company’s current fleet is employed on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to the vessels we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.